UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 20

Under the Securities Exchange Act of 1934

Texas Industries, Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding

89 Nexus Way

Camana Bay, Grand Cayman

Cayman Islands

Tel: 202 2461 1103

With a Copy to:

Eric Shube

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Tel: +1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 882491103

1.

Name of Reporting Person
NNS Holding (and together with Mr. Nassef Sawiris, Mr. Philip Le Cornu and Mr. Philip Norman, the “Reporting Persons”).
I.R.S. Identification Nos. of above persons (entities only): NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,631,792

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,631,792

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,631,792

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 882491103

1.	Name of Reporting Person Mr. Nassef Sawiris

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3.)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Egypt

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,631,792

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,631,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,631,792

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.17%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 882491103

1.	Name of Reporting Person Mr. Philip Le Cornu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3.)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Britain

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,631,792

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,631,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,631,792

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.17%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 882491103

1.	Name of Reporting Person Mr. Philip Norman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3.)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Britain

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,631,792

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,631,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,631,792

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.17%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This amendment relates to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 19, 2006, as last amended on April 10, 2012 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (“Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”).   Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in subsequent filings or this amendment.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by inserting the following as a new paragraph at the end: On January 27, 2014, NNS Holding signed the Voting Agreement attached as Exhibit 2.

Item 5.	Interest in Securities of the Issuer

Section (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate percentage of shares reported owned by the Reporting Persons is based upon 28,622,741 shares of Common Stock outstanding as of January 2, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2013, filed with the SEC on January 9, 2014.  As of the close of business on January 27, 2014, the Reporting Persons beneficially owned 6,631,792 shares, constituting approximately 23.17% of the class outstanding.

Section (c) of Item 5 is hereby amended and restated in its entirety to read as follows:

There have been no transactions in the Issuer’s Common Stock by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

On June 25, 2013, NNS Holding sold a European-style put option referencing 55,800 shares of Common Stock exercisable on February 25, 2014 at an exercise price of $56.73.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint filing agreement between the Reporting Persons dated January 29, 2014.
Exhibit 2	Voting Agreement dated as of January 27, 2014.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of  the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2014
Mr. Nassef Sawiris
Signature:	/s/ Nassef Sawiris

Date: January 29, 2014
Mr. Philip Le Cornu
Signature:	/s/ Philip Le Cornu

Date: January 29, 2014
Mr. Philip Norman
Signature:	/s/ Philip Norman

Date: January 29, 2014

By:	NNS Holding
Mr. Philip Norman
Director

Signature:	/s/ Philip Norman

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)